Exhibit 99.2

Digital Colony Acquisitions, LLC

750 Park of Commerce Dr., Suite 210

Boca Raton, FL 33487

June 2, 2021

Board of Directors

Landmark Infrastructure Partners GP LLC

400 N. Continental Blvd., Suite 500

El Segundo, CA 90245

RE:	Proposal to Acquire Landmark Infrastructure Partners LP (“LMRK”)

Dear Board of Directors:

As you are aware, an affiliate of Digital Colony Acquisitions, LLC (“DCA”, and together with its affiliates, “Digital Colony”) recently completed its acquisition of Landmark Dividend LLC and as a result now indirectly owns (i) 3,360,308 common units representing limited partner interests (the “Common Units”), representing a 13.2% limited partner interest in LMRK, (ii) 100% of the incentive distribution rights in LMRK and (iii) 100% of the non-economic general partner interest in LMRK through its subsidiary, Landmark Infrastructure Partners GP LLC, the general partner of LMRK (the “General Partner”).

DCA is pleased to submit this proposal (the “Proposal”) to acquire substantially all of the assets of LMRK. We expect that the transaction would be structured as an acquisition by a Digital Colony-controlled vehicle of subsidiaries and/or assets of Landmark Infrastructure Inc. (“LMRK REIT”) and Landmark Infrastructure REIT LLC (“REIT Subsidiary”), followed by the following mergers: (i) REIT Subsidiary would merge into LMRK REIT, with LMRK REIT surviving the merger, (ii) LMRK REIT would then merge into LMRK, with LMRK surviving the merger and (iii) LMRK would then merge with a Digital Colony-controlled vehicle (“MergerCo”), with MergerCo surviving the merger (the “Transaction”).

As a result of the Transaction, the holders of Common Units of LMRK (other than Digital Colony), would receive $13.00 per Common Unit in cash, which represents a premium of 11% to the volume weighted average price of the Common Units over the 6-months preceding May 17, 2021, the date on which we announced our intention to make a proposal.

We expect the definitive agreements for the Transaction would contain terms customary for a transaction of this type. In connection with the execution of definitive agreements, we would deliver an equity commitment letter from a fund affiliated with Digital Colony and debt commitment letters from lending institutions in amounts sufficient to fund the aggregate cash consideration to consummate the Transaction.

We have engaged TAP Advisors as our financial advisor and Simpson Thacher & Bartlett LLP as our legal advisor in connection with the Transaction.

We anticipate that the Board of Directors of the General Partner will delegate to a Conflicts Committee comprised entirely of directors satisfying the independence requirements of LMRK’s partnership agreement the authority to evaluate and, if it determines to, negotiate the Proposal.

Please note that we are interested only in acquiring the remaining Common Units of LMRK and are not interested in selling any of our equity interests in LMRK or pursuing other strategic alternatives involving LMRK.

Due to our obligations under securities laws, we intend to file a Schedule 13D with the SEC disclosing the making of this Proposal.

This Proposal is non-binding and is a preliminary indication of certain terms only and shall not create any liability, commitment, or obligation (on the part of DCA or any affiliate thereof) and shall not confer any rights upon LMRK, its unitholders, the board of directors, its advisors or the management team.

We are prepared to commit all resources necessary for completing the Transaction for $13.00 per Common Unit assuming customary transaction terms in a swift and efficient manner and we and our advisors are prepared to immediately begin to negotiate definitive agreements. We believe the Proposal represents a unique opportunity for the holders of Common Units to monetize their investment at a premium to recent trading prices. We look forward to receiving the Conflict’s Committee’s response and we and our advisors are available to answer any questions you may have.

Very truly yours,

Digital Colony Acquisitions, LLC

/s/ Steven Sonnenstein
Name: Steven Sonnenstein
Title: Senior Managing Director

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